HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                 January 9, 2012

Securities and Exchange Commission
Attn: John Krug
Division of Corporation Finance
City100 F Street, NE
Mail Stop 4720
Washington, DC 20549-4561

      Re:   Naprodis, Inc.
            Amendment No. 6 to Registration Statement on Form S-1
            File No. 333-122009

     This office represents Naprodis, Inc. (the "Company"). Amendment No. 6 to the Company's Registration Statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated July 22, 2011. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found. A number preceded with the letters "FS" indicates the page number of the financial statements where the response to the comment can be found.

                                                                          Page
                                                                         Number
                                                                         ------

       1. Between September 1, 2009 and February 28, 2011 the
Company added 20 employees, most of whom work part-time. During this same period, seven employees left the Company for the following reasons:

          o    Maternity leave of absence (1)
          o    Voluntary termination (2)
          o    On call (1)
          o    Left for college (1)
          o    Medical reasons (1)
          o    Sabbatical/travel (1)

          The  Company  does not  perceive  any  difficulties  in
retaining  its existing employees.                                        8, 15

       2. Comment complied with.                                              9

       3. Comment complied with.                                           FS-2

                                                                          Page
                                                                         Number
                                                                         ------

     4. As indicated in Note 8 to the financial statements, expenditures for segment assets represent purchases of inventory, since inventory is the only asset which can be segmented. Expenditures for inventory during any period can be determined by the following formula:

 Inventory at  +  Inventory Sold  -    Inventory at      =  Inventory Purchased
End of Period     During Period     Beginning of Period       During Period

     The inventory on hand at the beginning and end of any
particular period can be derived from the Company's balance sheet.
However,  inventory sold during the period will not tie directly to any number in the Company's financial statements since
inventory  sold during the period is a  component  of cost of goods sold. However,  costs of goods sold not only includes
the cost of inventory,  but also other costs, such as the
labor required to manufacture the products.                               FS-13

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.


                                    /s/ William T. Hart
                                     William T. Hart